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FEB 27 2015

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi UFJ Securities (USA), Inc. d/b/a MUFG

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway - 29th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Mansfield (212) 405-7311
(Area Code — Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

9/24/15

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-15(e) (3).*

CONFIDENTIAL

AFFIRMATION

I, William R. Mansfield, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) as of and for the year ended December 31, 2014 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

W. R. M. 2/25/15

Mr. William R. Mansfield Date

Chief Executive Officer

Title

Subscribed and sworn to before me on this 25 day of February 2015

Regina Ann Costa

Notary Public

REGINA ANN COSTA
Notary Public, State of New York
No. 01CO6250355
Qualified in Nassau County
Commission Expires Oct. 24, 2015

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)
(SEC I.D. NO. 8-43026)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

AFFIRMATION

I, William R. Mansfield, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) as of and for the year ended December 31, 2014 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Mr. William R. Mansfield ______ Date 2/25/15

Chief Executive Officer

Title

Subscribed and sworn to before me on
this 25 day of February 2015

Regina Ann Costa

Notary Public

REGINA ANN COSTA
Notary Public, State of New York
No. 01CO6250355
Qualified in Nassau County
Commission Expires Oct. 24, 2015

REGINA ANN COSTA
Notary Public, State of New York
No. 01CO6250355
Qualified in Nassau County
Commission Expires Oct. 24, 2015

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4317
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.
New York, New York

We have audited the accompanying statement of financial condition of Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mitsubishi UFJ Securities (USA), Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2015

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
(In thousands of dollars, except share data)

ASSETS		
Cash and cash equivalents	$	105,961
Cash segregated under federal and other regulations		11,000
Collateralized agreements:		
Securities borrowed		6,182,070
Securities purchased under agreements to resell, net		23,790,478
Deposits with clearing organizations and others		67,089
Receivables:		
Brokers, dealers and clearing organizations		253,864
Customers		670
Affiliates		5,139
Financial instruments owned, at fair value ($366.6 million pledged)		1,816,826
Interest receivable		22,289
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $12.5 million)		6,949
Deferred tax assets, net		25,240
Other assets		25,291
TOTAL ASSETS	$	32,312,866
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Short term borrowings	$	700,000
Collateralized financings:		
Securities loaned		1,107,462
Securities sold under agreements to repurchase, net		28,880,758
Payables:		
Brokers, dealers and clearing organizations		19,513
Customers		109,714
Affiliates		34,529
Financial instruments sold, but not yet purchased, at fair value		757,374
Interest payable		11,251
Accrued expenses and other liabilities		87,910
Total liabilities		31,708,511
Liabilities subordinated to claims of general creditors		220,000
Commitments and contingencies (see Footnote 13)		-
STOCKHOLDER'S EQUITY:		
Common stock, no par value and additional paid-in-capital; 10,000 shares authorized, 2,690 shares issued and outstanding		269,000
Retained earnings		115,355
Total stockholder's equity		384,355
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	32,312,866

See notes to the Statement of Financial Condition.

1. ORGANIZATION AND BUSINESS ACTIVITIES

Mitsubishi UFJ Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd. ("MUSHD"), a Japanese holding company. MUSHD is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (MUFG). The Company is a registered broker-dealer, doing business as MUFG, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a Futures Commission Merchant and is a member of the National Futures Association ("NFA").

In its capacity as a securities broker-dealer, the Company engages in capital markets origination transactions, private placements, collateralized financing, securities borrow and loan transactions, and domestic and foreign debt and equity securities transactions.

On December 10, 2013, the Federal Reserve Board, Securities & Exchange Commission, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, and Commodity Futures Trading Commission released final rules implementing the Volcker Rule, a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Volcker Rule"). The implementing regulation for the Volcker Rule became effective on April 1, 2014 with a conformance period that runs through July 21, 2015. The Volcker Rule was designed to prohibit banks and its affiliates from engaging in proprietary trading and owning or engaging in certain transactions with hedge funds or private equity funds. Under the Volcker Rule, certain activities may be permitted to continue (e.g. U.S. government, agency, state, and municipal obligations, exemptions available for market making, underwriting, and risk mitigating/hedging activities), although under new, restrictive definitions. As required by the regulation, the Company is conducting a business assessment of its operations that are potentially subject to Volker Rule restrictions, evaluating the impact of these restrictions on its operations, and formulating a conformance plan with actions to be taken to be fully in compliance by the end of the conformance period.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the Statement of Financial Condition. Significant estimates and assumptions generally include fair value measurements, compensation, taxes, and litigation. Although these and other estimates are based on the best available information, actual results could be materially different.

Cash and cash equivalents – The Company defines cash equivalents as overnight time deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase.

Cash segregated under federal and other regulations – Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 ("Rule 15c3-3") of the Securities and Exchange Act of 1934.

Securities borrowed and Securities loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced. For securities borrowed the Company deposits cash with the lender.

Securities loaned transactions are recorded at the amount of cash collateral received. For securities loaned, the Company receives cash from the borrower. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contract values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short term in nature and are collateralized. Accrued interest associated with Securities borrowed and Securities loaned is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

From time to time, the Company may borrow securities without collateral from affiliates. The Company does not record these securities on the Statement of Financial Condition because the requirements of a sale have not been met by the affiliate under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 860, *Transfers and Servicing.*

Securities purchased under agreements to resell and Securities sold under agreements to repurchase – Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government, federal agency, corporate, and mortgage-backed securities. The repurchase agreements are treated as collateralized financing transactions and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral. Contract values of securities purchased under agreements to resell and securities sold under agreements to repurchase approximate fair value because the transactions are generally short term in nature and are collateralized. Accrued interest associated with Securities purchased under agreements to resell and Securities sold under agreements to repurchase is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

FASB ASC 210-20-45-1, *Balance Sheet, Offsetting, Other Presentation Matters,* requires that all of the following conditions be met in order for a right of setoff to exist: (1) Each of two parties owes the other determinable amounts, (2) The reporting party has the right to set off the amount owed with the amount owed by the other party, (3) The reporting party intends to set off, and (4) The right of setoff is enforceable at law. When these requirements are met, the Company nets certain repurchase agreements and reverse repurchase agreements with the same counterparty on the Statement of Financial Condition.

Deposits with clearing organizations and others – Cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption. At December 31, 2014, the balance consists solely of cash.

Receivables and Payables – Brokers, dealers, and clearing organizations - Receivables from brokers, dealers and clearing organizations include amounts receivable for regular-way securities not delivered by the Company to a purchaser by the settlement date, receivables arising from unsettled trades, margin deposits with clearing organizations, receivables from underwriting transactions and receivables on futures transactions.

Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, payables from underwriting transactions and payables on futures transactions.

Receivables and Payables – Customers – Receivables from and Payables to customers represent balances arising in connection with securities transactions for securities not delivered to the Company or not received by the Company. Customer transactions are recorded on a settlement date basis.

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value – Proprietary securities transactions, which include securities owned and securities sold, but not yet purchased, for regular way trades are recorded net by CUSIP on a trade date basis. For U.S. Government and agency securities, futures, corporate and municipal debt, realized gains and losses are determined on a first in–first out basis. For equities and options, realized gains and losses are determined using a weighted average cost basis. Interest associated with Financial instruments owned and Financial instruments sold, but not yet purchased, is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition. All positions are carried at fair value.

The Company may pledge financial instruments owned, at fair value, for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860, *Transfers and Servicing*, pledged financial instruments that can be sold or those that can be re-pledged by the secured counterparty are reported in Financial instruments owned, at fair value, parenthetically on the Statement of Financial Condition.

The Company's derivatives, which are primarily exchange-traded options, interest rate futures, and forward foreign exchange contracts, are reported on the Statement of Financial Condition at their fair value. The Company also enters into forward foreign exchange contracts to economically hedge non-dollar term repurchase agreements and non-dollar term loans.

Fair Value Hierarchy – FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less

observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Furniture, equipment and leasehold improvements – Furniture and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease. As of December 31, 2014, furniture and equipment amounted to $15.5 million and leasehold improvements amounted to $3.9 million. The related accumulated depreciation and amortization was $9.7 million and $2.8 million, respectively.

Income taxes – In accordance with ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized. For the year ended December 31, 2014, the Company recognized no such valuation allowance.

Accrued expenses and other liabilities – Accrued expenses and other liabilities are comprised primarily of $54.1 million in employee related payables and $18.7 million in capital markets related deals.

Investment banking – Investment banking includes fees earned from debt and equity capital market financing, debt and equity underwriting, and mergers and acquisition advisory services. Investment banking fees receivable are reported in Receivables from Broker, dealers and clearing organizations on the Statement of Financial Condition

Commissions - Commissions earned from customer transactions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Foreign exchange - Assets and liabilities denominated in non-U.S. dollar currencies are revalued into U.S. dollar equivalents using year-end spot foreign exchange rates.

Variable interest entities - ASC 810, *Consolidations* ("ASC 810") provides guidance on determining whether certain entities that do not meet the criteria necessary to be considered an operating company (for example, a voting-interest entity) should be included in an enterprise's Statement of Financial Condition. Entities that do not meet the criteria as an operating company are commonly referred to as variable interest entities ("VIE's"). An enterprise is considered to have a controlling financial interest in a VIE when it has a variable interest, or a combination of variable interests, that gives that enterprise (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise that has a controlling financial interest, known as the primary beneficiary of the VIE, must consolidate the VIE.

During and for the year ended December 31, 2014, the Company was involved in several structured underwritings, however, it did not have any interests in VIE's in which the Company was determined to be the primary beneficiary.

3. RECENT ACCOUNTING DEVELOPMENTS

In June, 2014, the FASB issued ASU 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures,* which makes limited amendments to the guidance in ASC Topic 860, *Transfers and Servicing*, on accounting for certain repurchase agreements. The ASU requires entities to account for repurchase-to-maturity transactions as secured borrowings, (rather than as sales with forward purchase agreements), eliminates accounting guidance on linked repurchase financing transactions, and expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers, (specifically repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions) accounted for as secured borrowings. The ASU also amends ASC 860 to clarify that repurchase agreements and securities lending transactions that do not meet all of the de-recognition criteria in ASC 860 should be accounted for as secured borrowings. This ASU is effective for reporting periods beginning on or after December 15, 2014 and should be applied prospectively to transactions that occur on or after the effective date. The adoption of this ASU did not have a material impact on the Company's Statement of Financial Condition.

In August 2014, the FASB issued ASU 2014-13, *Consolidation Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity*, which makes limited amendments to ASC Topic 810, *Consolidations.* The ASU offers reporting entities that consolidate collateralized financing entities, a measurement alternative to measuring the financial assets and the financial liabilities of that collateralized financing entity. The amendments clarify that the fair value of the financial assets and the fair value of the financial liabilities of the consolidated collateralized financing entity should be measured using the requirements of ASC Topic 820, and any differences in the fair value of the financial assets and the fair value of the financial liabilities of that consolidated collateralized financing entity should be reflected in earnings and attributed to the reporting entity in the consolidated statement of income (loss). The amendments in this update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015, and as such, were not adopted for purposes of the Company's Statement of Financial Condition. The Company does not believe the adoption of this ASU will have a material impact on its Statement of Financial Condition.

4. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2014 consist of the following:

(in 000's)	Receivables	Payables
Securities failed-to-deliver/receive	$ 138,762	$ 19,428
Receivables from clearing organizations	4,327	-
Capital markets agent transactions	49,818	-
Futures transactions	-	85
Pending trades	60,957	-
Total	$ 253,864	$ 19,513

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has three subordinated borrowings totaling $220.0 million with its parent, MUSHD, at December 31, 2014 that mature on varying dates.

Maturity Date	Rate Basis	Weighted Average Interest Rate	Principal Amount (in 000's)
September 30, 2015	6m LIBOR + 1.47%	1.81%	$ 35,000
March 31, 2016	6m LIBOR + 1.17%	1.51%	35,000
March 31, 2016	6m LIBOR + 1.57%	1.91%	150,000
			$ 220,000

The agreements covering the subordinated borrowings have been approved by FINRA and the NFA, and thus, are available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The borrowings are considered in the debt to equity ratio for regulatory purposes.

The borrowings allow for prepayment of all or any part of the obligation at the option of the Company, and upon receipt of prior written approval from FINRA and the NFA.

6. FINANCIAL INSTRUMENTS

Financial instruments owned and Financial instruments sold, not yet purchased, at fair value, at December 31, 2014 consist of:

(in 000's)	Owned	Sold
U.S. Treasury securities	$ 545,981	$ 499,318
U.S. Agency securities	205,705	-
Other sovereign government obligations	23,580	35,785
Municipal securities	20,749	-
Asset-backed securities	22,030	-
Corporate bonds	847,393	216,377
Equities	146,759	-
Derivatives:		
Equity contracts	2,939	4,973
Interest rate contracts	1,690	-
Forward foreign exchange contracts	-	921
Total	$ 1,816,826	$ 757,374

The Company pledged financial instruments that can be sold or re-pledged by the secured counterparty. These securities are reported parenthetically in Financial instruments owned, at fair value, on the Statement of Financial Condition. The Company also loaned or pledged financial instruments owned to counterparties and clearing organizations that do not have the right to deliver or re-pledge the collateral. At December 31, 2014, the amount of securities pledged which the counterparty did have the right to deliver or re-pledge is $366.6 million.

7. FAIR VALUE MEASUREMENTS

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2014, by level within the fair value hierarchy:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2014:

(in 000's)	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
U.S. Treasury securities	$ 9,942	$ 536,039	$ -	$ 545,981
U.S. Agency securities	-	205,705	-	205,705
Other sovereign government obligations	-	23,580	-	23,580
Municipal securities	-	20,749	-	20,749
Asset-backed securities	-	22,030	-	22,030
Corporate bonds	-	847,393	-	847,393
Equities	146,759	-	-	146,759
Derivatives:				
Equity contracts	2,939	-	-	2,939
Interest rate contracts	1,690	-	-	1,690
Total Financial instruments owned	$ 161,330	$ 1,655,496	$ -	$ 1,816,826

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2014:

(in 000's)	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased:				
U.S. Treasury securities	$ 109,370	$ 389,948	$ -	$ 499,318
U.S. Agency securities	-	-	-	-
Other sovereign government obligations	-	35,785	-	35,785
Municipal securities	-	-	-	-
Asset-backed securities	-	-	-	-
Corporate bonds	-	216,377	-	216,377
Equities	-	-	-	-
Derivatives:				-
Equity contracts	4,973	-	-	4,973
Interest rate contracts	-	-	-	-
Forward foreign exchange contracts	-	921	-	921
Total Financial instruments sold, but not yet purchased	$ 114,343	$ 643,031	$ -	$ 757,374
Payables to brokers, dealers and clearing organizations	$ 85	$ -	$ -	$ 85

U.S. Treasury, U.S. Agency, and Other sovereign government obligations are valued using third party market price quotations. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded. Less actively traded U.S. Treasury, U.S. Agency, and Other sovereign government obligations are categorized in Level 2 of the fair value hierarchy.

Asset-backed securities and Corporate bonds are valued using third party market price quotations. Asset-backed securities and Corporate bonds are categorized in Level 2 of the fair value hierarchy.

Municipal securities' fair value is determined using third party market price quotations, recently executed transactions or external pricing models. These bonds are categorized in Level 2 of the fair value hierarchy.

Equity securities (exchange traded) are valued based on quoted prices from the exchange. These securities are categorized in Level 1 of the fair value hierarchy.

Equity and Interest rate option contracts (listed) are valued based on quoted prices from the exchange and categorized in Level 1 of the fair value hierarchy as they are actively traded.

Forward foreign exchange contracts are valued using internal pricing models based on third party market foreign exchange rates and are categorized in Level 2 of the fair value hierarchy.

Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications are reported as transfers in/out of the category at the end of the year in which the reclassifications occur. For the year ended December 31, 2014 there were no transfers between Level 1 and Level 2.

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, cash segregated under federal and other regulations, securities borrowed with short-dated maturities, securities purchased under agreements to resell with short-dated maturities, deposits with clearing organizations and others, short-term receivables and payables, accrued interest receivables and payables, other assets, short term borrowings, securities loaned with short-dated maturities, securities sold under agreements to resell with short-dated maturities, accounts payable, and other liabilities.

The following is a summary of the Company's financial assets and liabilities, which are not carried at fair value. The table presents the carrying values and estimated fair values at December 31, 2014, by level within the fair value hierarchy. The table excludes all non-financial instruments such as Furniture, equipment and leasehold improvements, tax assets and liabilities, and certain estimated accruals and provisions.

(in 000's)	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash and cash equivalents	$ 105,961	$105,961	$ -	$ -	$ 105,961
Cash segregated under federal and other regulations	11,000	11,000			11,000
Securities borrowed	6,182,070	-	6,182,070	-	6,182,070
Securities purchased under agreements to resell, net	23,790,478	-	23,790,478	-	23,790,478
Deposits with clearing organizations and others	67,089	-	67,089	-	67,089
Receivables from Broker, dealers and clearing organizations	253,864	-	253,864	-	253,864
Receivables from Customers	670	-	670	-	670
Receivables from Affiliates	5,139	-	5,139	-	5,139
Interest receivable	22,289	-	22,289	-	22,289
Other assets	21,873	-	21,873	-	21,873
Total	$30,460,433	$116,961	$30,343,472	$ -	$ 30,460,433
Liabilities:					
Short term borrowings	$ 700,000	$ -	$ 700,000	$ -	$ 700,000
Securities loaned	1,107,462	-	1,107,462	-	1,107,462
Securities sold under agreements to repurchase, net	28,880,758	-	28,880,758	-	28,880,758
Payables to Brokers, dealers and clearing organiations	19,513	-	19,513	-	19,513
Payables to Customers	109,714	-	109,714	-	109,714
Payables to Affiliates	34,529	-	34,529	-	34,529
Interest payable	11,251	-	11,251	-	11,251
Accrued expenses and other liabilities	78,099	-	78,099	-	78,099
Liabilities subordinated to claims of general creditors	220,000	-	220,000	-	220,000
Total	$31,161,326	$ -	$31,161,326	$ -	$ 31,161,326

8. OFFSETTING ASSETS AND LIABILITIES

The Company enters into derivatives transactions, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and to fund the Company's trading inventory. The Company manages credit exposure from certain transactions by entering into master netting agreements and collateral arrangements with counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. In certain cases the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of a counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts as of December 31, 2014:

(in 000's)	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amount Presented in the Statement of Financial Condition	Financial Instruments Not Offset in the Statement of Financial Condition	Net Amount
Assets:					
Securities borrowed	$ 6,182,070	$ -	$ 6,182,070	$ (6,057,500)	$ 124,569
Securities purchased under agreements to resell	33,053,978	(9,263,499)	23,790,478	(23,790,478)	-
Listed derivatives	4,629	-	4,629	-	4,629
Forward foreign exchange contracts	9	(9)	-	-	-
Liabilities:					
Securities loaned	$ 1,107,462	$ -	$ 1,107,462	$ (1,106,337)	$ 1,125
Securities sold under agreements to repurchase	38,144,257	(9,263,499)	28,880,758	(28,393,392)	487,366
Listed derivatives	4,973	-	4,973	-	4,973
Forward foreign exchange contracts	930	(9)	921	-	921

The transactions noted above are subject to market settlement conventions which require all counterparties to settle transactions as part of national clearinghouse daily procedures or bilaterally pursuant to an agreement.

Transactions that have met the netting criteria per an agreement are reflected in the above table as offsetting transactions. Tri-party transactions, representing a significant amount of the Company's Securities purchased under agreements to resell and Securities sold under agreements to repurchase, do not meet the netting criteria.

9. DERIVATIVE INSTRUMENTS

The Company trades listed options, interest rate futures, and forward foreign exchange contracts. The Company manages its trading positions by employing a variety of risk mitigation strategies. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments,

including derivative products. The Company manages the market risk associated with its trading activities on a Company-wide basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2014:

	Assets		Liabilities	
(in 000's)	Fair Value	Notional	Fair Value	Notional
Financial instruments owned / sold, but not yet purchased:				
Equity Contracts	$ 2,939	$ 118,037	$ 4,973	$ 117,884
Interest rate contracts	1,690	5,440,000	-	-
Forward foreign exchange contracts	-	-	921	131,786
Payables to brokers, dealers and clearing organizations:				
Futures	$ -	$ -	$ 85	$ 515,000

OTC Derivatives – In its capacity as a broker-dealer, the Company will, at times, enter into forward foreign exchange transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The Company also enters into forward foreign exchange transactions to economically hedge non-dollar loan and term repurchase transactions. At December 31, 2014, the unrealized loss associated with these forward foreign exchange transactions totaled $0.9 million and was included in Financial instruments sold, but not yet purchased, at fair value, on the Statement of Financial Condition.

As of December 31, 2014, only the forward foreign exchange contracts were traded OTC. The contracts all have maturities within 12 months. All the counterparties' credit quality with respect to the fair value of the Company's OTC derivative assets were A- or higher.

10. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates. These transactions include capital market transactions, facilitating securities transactions, repurchase and reverse repurchase agreements, advisory services, clearing and operational support.

At December 31, 2014, assets and liabilities with related parties consist of the following:

(in 000's)		
Assets:		
Cash and cash equivalents	$	21,009
Securities borrowed		154,125
Securities purchased under agreements to resell, net		6,245,923
Receivables from Broker, dealers and clearing organizations		136,003
Receivables from Affiliates		5,139
Interest receivable		1,874
Other assets		2
Liabilities:		
Short term borrowings	$	700,000
Securities loaned		717,684
Securities sold under agreement to resell, net		1,072,138
Payables to Broker, dealers and clearing organizations		1,059
Payables to Customers		102,833
Payables to Affiliates		34,529
Financial Instruments sold, but not yet purchased, at fair value		275
Interest payable		2,401
Accrued expenses and other liabilities		930
Liabilities subordinated to claims of general creditors	$	220,000

On January 17, 2014, MUSHD extended short term borrowings of $200.0 million to the Company with a maturity date on January 22, 2015. Accrued interest payable is calculated based upon 6-month USD LIBOR plus 0.272%. As of December 31, 2014, the related accrued interest payable was $0.5 million and was recorded as Interest payable on the Statement of Financial Condition.

On March 27, 2014, MUSHD loaned short term borrowings of $500.0 million to the Company with a maturity date of March 30, 2015. Accrued interest payable is calculated based upon 6-month USD LIBOR plus 0.270%. As of December 31, 2014, the related accrued interest payable was $0.8 million and was recorded as Interest payable on the Statement of Financial Condition.

The Company has three subordinated borrowings totaling $220.0 million with its parent, MUSHD, at December 31, 2014 that mature on varying dates. As of December 31, 2014, the related accrued interest payable was $1.0 million and was recorded as Interest payable on the Statement of Financial Condition. See Footnote 5 for further information.

On July 18, 2014, the Company issued an additional 2,000 shares of Common Stock at par value to its sole shareholder, MUSHD, in exchange for $200 million.

The Company has a $475.0 million collateralized borrowing facility with The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"), of which $300.0 million is committed and $175.0 million is uncommitted. At December 31, 2014, the entire facility was not drawn down.

MUSHD extends guarantees on the Company's liability arising out of or in connection with the Master Repurchase Agreement and Master Securities Lending Agreement with certain counterparties. At December 31, 2014, the guaranteed balance was $2.7 million.

The Company has referral agreements with its affiliates and pays referral fees from investment banking revenues earned. As of December 31, 2014, this payable was $27.6 million and was recorded as Payables to Affiliates on the Statement of Financial Condition.

The Company has entered into various service fee arrangements with its affiliates. As of December 31, 2014, the associated receivable and the associated payable were $5.1 million and $6.9 million, respectively, and were recorded as Receivables from Affiliates and Payables to Affiliates, respectively, on the Statement of Financial Condition.

At December 31, 2014, the Company had securities borrowed without collateral of $116.9 million from a related party. The Company pledged these securities to an affiliate as part of a repurchase agreement.

The Company has an uncommitted short term loan facility with MUSHD to be shared with affiliates, Mitsubishi UFJ Securities International plc ("MUSI") and Mitsubishi UFJ Securities (HK), Limited ("MUSHK"), up to an aggregate of $1.0 billion. At December 31, 2014, the facility was not drawn down.

For further information related to certain commitments with affiliates, see Footnote 13.

11. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company currently files tax returns in the following jurisdictions: New York State, Texas, Massachusetts, Oklahoma, New York City, New Jersey, Connecticut and California. Federal, New York State, New York City, Oklahoma, Connecticut and New Jersey taxes are computed on a Company specific basis. California, Texas and Massachusetts taxes are computed on a unitary basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income and allocation percentages. There is a formal tax sharing agreement in place to allocate unitary taxes using a systematic and rational method.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities for the period ended December 31, 2014 are as follows:

(in 000's)		
Deferred tax assets:		
Bonuses and deferred compensation	$	21,976
Accrued and deferred rent		953
Accrued interest		964
Professional fees		321
Interest and taxes for uncertainties		914
Prepaid pension		151
Foreign tax credit carryforward		58
Other items		239
Gross deferred tax assets		25,576
Valuation allowance		-
Gross adjusted deferred tax assets		25,576
Deferred tax liabilities:		
Depreciation		(336)
Net deferred tax assets	$	25,240

The Company has a foreign tax credit carryforward, which expires in 2023.

There are no valuation allowances for deferred tax assets at December 31, 2014 and the allowance was unchanged from December 31, 2013.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in 000's)		
Balance at January 1, 2014	$	2,239
Increases related to current year tax positions		543
Increases related to prior year tax positions		150
Settlements of prior year tax positions		(193)
Balance at December 31, 2014	$	2,739

The entire balance of unrecognized tax benefits at December 31, 2014 would, if recognized, affect the effective tax rate on income.

Reserves for interest, net of benefit, and penalties, if any, are included as Accrued expenses and other liabilities on the Statement of Financial Condition. The accrued interest and penalty payable combined

balance at December 31, 2014 was $0.6 million, related to interest and penalty with respect to unrecognized tax benefits.

The Company's years under examination or open to examination by major jurisdictions are tax years ended December 2009 and forward for California and New Jersey and tax years ended December 2010 and forward for Federal, New York State, and New York City.

12. RISK

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses. The Company's ability to properly and effectively identify, assess, monitor and manage its risk is critical to the overall execution of the Company's strategy and its profitability. Senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, as well as supervisory oversight on its trading desks. Effective risk practices are carried out through constant communication, exercise of professional judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of risks at the Company level.

Market Risk - In the normal course of business, the Company enters into securities transactions in order to meet client financing and hedging needs. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Due to the short term nature of these pending transactions, typically settling one to three business days after trade date, such activities did not have a material impact upon the Company's Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements and securities borrowed and loaned reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's Statement of Financial Condition. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company clears securities transactions through the Depository Trust and Clearing Corporation's subsidiaries, Fixed Income Clearing Corporation, the National Securities Clearing Corporation, and the Depository Trust Company. The Company clears options transactions through the Options Clearing

Corporation. These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Collateralized Securities Financing Transactions - The Company enters into reverse repurchase agreements, repurchase agreements and securities borrow and loan transactions. Under these agreements and transactions, the Company either receives or provides collateral. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2014, the fair value of securities received as collateral, prior to netting, was $39.9 billion and the fair value of the portion that has been sold or repledged was $38.6 billion.

Due to the type of the Company's collateralized securities financing transactions, the Company does not maintain a credit allowance on receivables arising from such transactions.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with reverse repurchase and repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases space in New York, New Jersey, and California.

The Company has entered into a new sublease with MUAH on one of its premises. The sublease took effect on November 1, 2014 and will expire on December 31, 2035.

In 2010, the Company subleased the majority of its previous premises to an affiliate at market rental rates substantially lower than the original contract terms. A reserve was established to the expiration of the original lease term. The unamortized balance of this reserve at December 31, 2014 is $1.3 million. Obligations under operating leases contain non-cancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year	(in 000's)
2015	$ 4,712
2016	6,430
2017	6,454
2018	6,454
2019	6,454
Thereafter	85,244
Total	$ 115,748

Securities Financing – The Company has two committed facilities to provide collateralized financing. In one facility, the commitment is up to an aggregate of $1.0 billion. The second facility is shared with an affiliate, MUSI, with an aggregate commitment up to $0.3 billion. At December 31, 2014, the facilities were not drawn down.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Statement of Financial Condition at December 31, 2014.

Other Guarantees - In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

14. RETIREMENT, OTHER POSTEMPLOYMENT BENEFITS, AND DEFERRED COMPENSATION PLANS

Eligible employees of the Company are covered under a defined benefit pension plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plans"), sponsored by BTMU. Contributions are based on an amount that satisfies ERISA funding standards.

The BTMU cash balance pension plan has been frozen effective December 31, 2014 with future accruals described hereinafter. As part of BTMU's integration with Mitsubishi Union Bank ("MUB") and its parent company, MUAH, a successor pension plan, sponsored by MUAH, will take effect on January 1, 2015. This successor pension plan will cover all eligible employees as of January 1, 2015 and thereafter. The BTMU cash balance pension plan has not been rolled over into the successor MUAH sponsored plan as of December 31, 2014 and will continue to hold assets and liabilities for employees with the firm prior to that date.

In 2011, the Company implemented a non-qualified deferred compensation plan ("DCP"). The DCP assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly by an outside third party based on cash surrender value of the corporate-owned life insurance. At December 31, 2014, the value of the trust is $12.2 million and is included in Other assets

with an equal amount recognized as an obligation to the employees in Accrued expenses and other liabilities.

15. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, at the greater of 2% of aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934, or the amount computed pursuant to Section 1.17 of the Commodity Exchange Act. For Rule 15c3-1 purposes, there are certain additional capital requirements for broker-dealers engaging in reverse repurchase agreements. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%. At December 31, 2014, the Company had net capital of $409.7 million that was $408.6 million in excess of the $1.1 million requirement.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account cash or acceptable equivalents for the exclusive benefit of customers. As of December 31, 2014, the Company had a customer reserve requirement of $109.8 million. At December 31, 2014, the Company had approximately $11.0 million reflected on the Statement of Financial Condition as Cash segregated under federal and other regulations or requirements. On January 5, 2015, in compliance Rule 15c3-3, $104.0 million was deposited to the Special Reserve Bank Account resulting in $115.0 million in Cash segregated under federal and other regulations or requirements.

16. SUBSEQUENT EVENTS

The Company evaluated events subsequent to December 31, 2014 through February 25, 2015, the date on which the Statement of Financial Condition is available to be issued. On January 20, 2015, the Company's $200.0 million short term borrowing from MUSHD matured and was renewed as a $200.0 million borrowing with one-year maturity.

*****

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4317
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.
New York, New York

We have examined Mitsubishi UFJ Securities (USA), Inc.'s. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) (the "Company") statements, included in the Company's accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the period from June 1, 2014 through December 31, 2014; (2) the Company's internal control over compliance was effective as of December 31, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2014; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, the reserve requirements rule, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the seven month period ended December 31, 2014; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2014; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte + Touche LLP

February 25, 2015

Mitsubishi UFJ Securities (USA), Inc.'s Compliance Report

Mitsubishi UFJ Securities (USA), Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective for the period beginning after June 1, 2014 through the most recent period ended December 31, 2014;

(3) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and

(4) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Mitsubishi UFJ Securities (USA), Inc.

I, William R. Mansfield, affirm that, to the best of my knowledge and belief, this Compliance Report is true and correct.

By: ______________________

Title: Chief Executive Officer

February 25, 2015